Exhibit 99(a)(1)(A)(ii)

SUPPLEMENT TO
ACADIA REALTY TRUST
ISSUER REPURCHASE OPTION NOTICE
FOR
3.75% CONVERTIBLE SENIOR NOTES DUE 2026

CUSIP Number 004239 AB 5

November 28, 2011

On November 17, 2011 notice was given (the “Issuer Repurchase Option Notice”) pursuant to Section 2.08 of the First Supplemental Indenture, dated as of December 11, 2006 (the “Supplemental Indenture”), between Acadia Realty Trust, as Issuer (referred to as “we,” “our,” “us” or the “Company”) and U.S. Bank National Association, as trustee and paying agent (the “Trustee” or “Paying Agent”), which supplements that certain Indenture, dated as of December 11, 2006 (the “Base Indenture” and, together with the Supplemental Indenture, the “Indenture”), between the Company and the Trustee, that, at the option of each holder (“Holder”) of the Company’s 3.75% Convertible Notes due 2026 (the “Notes”), the Company will repurchase such Holder’s Notes for 100% of the principal amount of the Notes, plus any accrued and unpaid interest on the Notes to, but not including, the Optional Repurchase Date (the “Optional Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes and the Issuer Repurchase Option Notice and related notice materials, as amended and supplemented from time to time (the “Repurchase Option”).

Additional copies of this Supplement to the Issuer Repurchase Option Notice may be obtained from the Paying Agent at its addresses set forth in the Issuer Repurchase Option Notice.

This Supplement to the Issuer Repurchase Option Notice is being issued solely to reflect (i) a change in the time of expiration of the Repurchase Option; (ii) a clarification of the withdrawal rights available to Holders in the event the Company does not consummate the Repurchase Option and (iii) certain additional information with respect to the credit facility that the Company may use to fund its repurchase of the Notes.

Expiration Date

We have extended the deadline for surrender of the Notes (the “Expiration Date”) from 5:00 p.m. New York City time on Friday, December 16, 2011 to midnight New York City time on Friday December 16, 2011.  All references in the Issuer Repurchase Option Notice to the “Expiration Date”, “5:00 p.m. New York City time on December 16, 2011” or “5:00 p.m. New York City time on Friday, December 16, 2011” with respect to the deadline for surrender of the Notes are hereby revised and replaced and shall be deemed to refer instead to midnight New York City time, on Friday, December 16, 2011.

Withdrawal Rights

We have extended the deadline for exercise of withdrawal rights from 5:00 p.m., New York City Time, on Friday, December 16, 2011 to midnight, New York City Time, on Friday, December 16, 2011.  All references in the Issuer Repurchase Option Notice with respect to the deadline for the exercise of withdrawal rights to “5:00 p.m. New York City time on December 16, 2011” or “5:00 p.m., New York City Time, on Friday, December 16, 2011” are hereby revised and replaced and shall be deemed to refer instead to midnight, New York City Time, on Friday, December 16, 2011.

In addition, pursuant to Exchange Act Rule 13e-4(f)(2)(ii), Holders are advised that if they timely surrendered Notes for purchase under the Issuer Option Repurchase Notice, they are also permitted to withdraw such Notes on or before midnight, New York City Time, on Wednesday, January 18, 2012 in the event that we have not yet accepted the Notes for payment as of that time.

Source of Funds

The following section provides additional information about the credit facility we may utilize to pay the Optional Repurchase Price and supplements and supersedes the section in the Issuer Option Repurchase Notice entitled “2.3 Source of Funds”:

2.3  Source of Funds.  In the event any Notes are surrendered and accepted for payment, we intend to use available cash on hand and/or borrowings under our approximately $64.5 million secured revolving credit facility (the “Revolving Credit Facility”) to pay the Optional Repurchase Price for the Notes. The parties to our Revolving Credit Facility are RD Abington Associates LP, Acadia Town Line, LLC, RD Methuen Associates LP, RD Absecon Associates, LP, RD Bloomfield Associates, LP, RD Hobson Associates, LP, and RD Village Associates LP, and Bank of America, N.A.

Under the Revolving Credit Facility, we may borrow up to approximately $64.5 million.  As of November 15, 2011, we had a balance of $1 million outstanding under the Revolving Credit Facility, which accrues interest at 125 basis points over LIBOR, and an outstanding undrawn letter of credit of approximately $4.6 million written against the line leaving approximately $58.9 million of borrowing capacity. The Revolving Credit Facility matures on December 1, 2012 and. is secured by various properties which we own indirectly.  We plan to extend the maturity of the Revolving Credit Facility or, in the alternative, repay all outstanding loan amounts under the Revolving Credit Facility in full on or prior to the current maturity.

Other than as described in the preceding paragraphs, the Issuer Repurchase Option Notice is not altered, supplemented or amended in any respect.